SandRidge Mississippian Trust I

October 11, 2013

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             SandRidge Mississippian Trust I

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013

Response Letter Dated August 21, 2013

File No. 001-35122

Dear Mr. Skinner:

SandRidge Mississippian Trust I (the “Trust”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2013 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2012 filed by the Trust with the Commission on March 15, 2013 (the “Form 10-K”) and the response letter filed by the Trust with the Commission on August 21, 2013.

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-14

Oil and Natural Gas Reserve Quantities (Unaudited), page F-16

1.                                      We acknowledge your response to comment 7 in our letter dated July 30, 2013 with respect to expanding the disclosure on page F-18 relating to the 2011 and 2012 revisions of previous estimates. Based on the information presented on pages F-17 and F-18, it appears the Trust recognized significant reductions in the December 31, 2011 proved oil and natural gas amounting to 4,361.1 MBbls or approximately 52% of the oil reserves and 7,482.8 MMcf or approximately 11% of the natural gas reserves “due to pricing and well performance during 2012 as additional information was obtained through the continued horizontal development of and production from the Mississippian formation during the period.” In light of the requirement for your estimates of proved reserves to be reasonably certain, we re-issue prior comment 7 in part and ask that you please explain to us the proportion of the total change in your 2012 oil and natural gas reserves attributable to well performance and additional information obtained through the continued horizontal development of the Mississippian formation and the nature of the well performance and drilling related issues.

Response

Substantially all of the net reduction in the Trust’s December 31, 2011 oil reserves was attributable to performance revisions for wells that were producing at December 31, 2011 (2,422 MBbls) or changes in the Trust’s type curve for locations that were undrilled as of December 31, 2011 (1,939 MBbls), some of which were drilled during 2012.  Of the net reduction in the Trust’s December 31, 2011 natural gas reserves of 7,483 MMcf, 6,164 MMcf of the reduction was pricing related, where, under a new natural gas processing contract, natural gas liquids are now extracted from the natural gas stream and separately accounted for and marketed. Natural gas liquids formerly were included in the marketed natural gas stream, which resulted in such production being sold at a higher price per Mcf at that time.  Increased natural gas liquids reserves reflecting this new contract are shown in Note 9.  Additional changes to December 31, 2011 natural gas reserves include 1,656 MMcf of negative performance revisions for wells producing at December 31, 2011, partially offset by positive performance revisions of 337 MMcf for all other reserve categories.

When royalty interests were initially conveyed to the Trust (effective January 1, 2011), the type curve for the Trust’s area of mutual interest (the “AMI”), as well as the entire play being developed by SandRidge Energy, Inc., was based on an analysis of 37 horizontal Mississippian wells and the production decline characteristics of over 1,200 vertical wells with more than 30 years of performance history.  At the end of 2011, an additional 45 wells had been drilled within the AMI and 63 new horizontal wells had been drilled by SandRidge or for its account in the play but outside the AMI.  Analysis of the initial production from these wells was generally consistent with the initial type curve, which was modified only slightly at that time.  During 2012, however, a significant increase in drilling activity occurred across the play and within the AMI.  Although performance of the initial 37 wells has continued to closely track the initial type curve, by the end of 2012, performance of wells drilled in late 2011 and 2012 had indicated a higher degree of variability for both oil and gas due to geographic and stratigraphic reservoir heterogeneities and the use of various artificial lift strategies.  In light of the additional data made available to the Trust during 2012, the Trust determined, consistent with the analysis of its third party engineers, that it was appropriate to make performance revisions for wells drilled in 2011 and to update its type curve for locations that were undeveloped as of December 31, 2011.

In response to your request, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned at 512-236-6555 or Michael Ulrich at 512-236-6599.

Very truly yours,

SandRidge Mississippian Trust I

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell

	Name:	Sarah Newell

	Title:	Vice President